UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC

(Name of Subject Company (Issuer))

RP MANAGEMENT, LLC

(Names of Filing Persons (Offeror))

Ordinary Shares, par value €0.05 each

(Title of Class of Securities)

G29539106

(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

284131208

(CUSIP Number of Class of Securities)

George Lloyd

RP Management, LLC

110 East 59th St., Suite 3300

New York, NY 10022

Telephone: (212) 882-0200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8069

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable                       Filing Party: Not applicable

Form or Registration No.: Not applicable                      Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On April 15, 2013, RP Management, LLC made the following announcement:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release

15 April 2013

CASH OFFER

BY

ECHO PHARMA ACQUISITION LIMITED

FOR

ELAN CORPORATION, PLC

Summary

•	Royalty Pharma announces firm Offer for Elan.

•	Offer Price of up to US$12.00 per Elan Share and Elan ADS, depending on the outcome of the Dutch Auction.

•	Offer Price of US$12.00 per Elan Share will be payable if the Dutch Auction Strike Price is US$11.75 or US$12.00.

•	Offer is fully financed, cash confirmed and not conditional on due diligence.

•	A US$12.00 Offer Price represents a 23% increase over the enterprise value of Royalty Pharma’s initial Proposal[1].

•	Offer provides what Royalty Pharma believes is full and fair value to Elan Stockholders for all of their Elan Stock today.

•	Royalty Pharma is disciplined in its approach to evaluating and acquiring Elan.

•

Offer consideration will consist entirely of cash provided Elan makes certain confirmations as to the level of its net cash; otherwise, the cash consideration will be up to US$11.00 per Elan Share and Elan ADS plus one Net Cash Right[2] worth up to US$1.00 per Elan Share and Elan ADS.

•

In order to obtain cash for the full amount of the Offer in the shortest time frame, Elan Stockholders should encourage their Board to immediately engage with Royalty Pharma with a view to achieving a recommended offer.

•	A presentation summarising the compelling value proposition of the Offer is available at www.royaltypharma.com.

[1] Enterprise value of US$3,561 million set out in Royalty Pharma’s Rule 2.4 announcement of 6 March 2013.
[2] Each Net Cash Right shall have a value of between zero and US$1.00, determined with reference to Elan Net Cash, in the manner set out in section 6 of this announcement.

•

The Board of Echo Pharma Acquisition Limited (“Royalty Pharma”) today announces the terms of an offer (the “Offer”) for the entire issued and to be issued share capital of Elan Corporation, plc (“Elan”).

•	The “Offer Price” is:

	○	US$12.00* per Elan Share (including each Elan Share represented by an Elan ADS) if the Dutch Auction Strike Price is US$11.75 or US$12.00;

	○	US$11.50* per Elan Share (including each Elan Share represented by an Elan ADS) if the Dutch Auction Strike Price is US$11.50;

	○	US$11.25* per Elan Share (including each Elan Share represented by an Elan ADS) if the Dutch Auction Strike Price is US$11.25;

○

US$11.00* per Elan Share (including each Elan Share represented by an Elan ADS) if: (i) the Dutch Auction Strike Price is greater than US$12.00 and less than or equal to US$13.00; (ii) the closing date of the Dutch Auction is extended from that set out in the Dutch Auction Circular; or (iii) the Dutch Auction is cancelled; and

	○	set by reference to the Offer Price Adjustment Formula in Appendix VIII if Permitted Amendments to the terms of the Dutch Auction are made.

* The consideration paid pursuant to the Offer will be cash, unless Elan fails to satisfy the Elan Balance Sheet Confirmation Requirement, in which case the initial cash component will be US$1.00 less and one Net Cash Right[3] worth up to US$1.00 will be issued for each Elan Share (including each Elan Share represented by an Elan ADS).

•	There is currently no certainty as to the outcome of the Dutch Auction, including on:

	○	the Dutch Auction Strike Price; and

	○	whether a sufficient amount of Elan Stock will be tendered to enable Elan to spend US$1 billion on the repurchase of Elan Stock.

•	In addition, Royalty Pharma has not been provided with due diligence material to enable it to verify the Elan Net Cash.

Given these uncertainties, Royalty Pharma has structured its Offer such that the Offer Price is dependent upon the outcome of the Dutch Auction and the form of consideration is dependent on satisfaction of the Elan Balance Sheet Confirmation Requirement.

•

It is a fundamental condition of the Offer that, save for Permitted Amendments, the terms of the Dutch Auction are not varied or amended from those set out in the Dutch Auction Circular (and, in particular, that the date on which completion of the Dutch Auction is to occur is not extended to a date which is later than 25 days following the posting of the Offer Document).

•	Royalty Pharma believes that the Dutch Auction Strike Price range was set artificially high by Elan as a defensive tactic that, were Royalty Pharma’s Offer not to succeed, would transfer value away

[3] Each Net Cash Right shall have a value of between zero and US$1.00, determined with reference to Elan Net Cash, in the manner set out in section 6 of this announcement.

from Elan Stockholders who do not participate in the Dutch Auction. Royalty Pharma urges Elan Stockholders to send a message to the Elan Board by tendering all of their Elan Stock in the Dutch Auction at US$11.75 or US$12.00, which would result in a US$12.00 Offer Price from Royalty Pharma, and by demanding that the Elan Board immediately engages with Royalty Pharma with a view to the recommendation of this Offer.

•

Given the amount of cash on Elan’s balance sheet relative to the rest of Elan’s assets, Elan Net Cash is very material to the Offer. Therefore, Royalty Pharma is asking Elan to confirm the Elan Net Cash position through the Elan Balance Sheet Confirmation Requirement (described in section 5 of this announcement). Elan management is best placed to respond on behalf of Elan Stockholders to what Royalty Pharma believes is a straightforward request.

•	If the Elan Balance Sheet Confirmation Requirement is satisfied, the Offer consideration will be satisfied wholly in cash.

•	If Elan does not satisfy the Elan Balance Sheet Confirmation Requirement, then:

	○	the cash component of the Offer consideration will be the Offer Price less US$1.00; and

○

Elan Stockholders will also receive a Net Cash Right entitling them to receive a further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS), dependent on the actual Elan Net Cash. Further details of the Net Cash Rights are as set out in section 6 of this announcement.

•

In the event that the Net Cash Rights are issued, each Net Cash Right will have a minimum value of zero and a maximum value of US$1.00. Royalty Pharma expresses no opinion on the likely value of the Net Cash Rights.

•	Royalty Pharma believes Elan Stockholders will welcome the Offer, as an alternative to the high risk strategy outlined by Elan’s management.

•	Royalty Pharma believes that the Offer is compelling given that:

	○	a US$12.00 Offer Price represents a premium of 39% to the Undisturbed Elan Enterprise Value;

	○	Royalty Pharma believes that a US$12.00 Offer Price puts a US$4.4 billion value on the Tysabri Royalty, which represents a US$0.8 billion or 23% increase from the Proposal Enterprise Value;

	○	Royalty Pharma believes that a US$12.00 Offer Price attributes a value to the Tysabri Royalty at a premium of approximately 35% to the valuation implied by the terms of the Tysabri Transaction;

	○	the Offer Price represents what Royalty Pharma believes are highly compelling P/E and EV/EBITDA multiples;

○

the Offer provides the opportunity for 100% liquidity allowing Elan Stockholders to receive a full and fair value for all of their Elan Stock in cash (assuming that the Elan Balance Sheet Confirmation Requirement, described in section 5 of this announcement, is satisfied); and

	○	the Offer is fully financed, cash confirmed and is not conditional on due diligence.

•

In contrast to the certainty available to Elan Stockholders through the Offer, Royalty Pharma believes that Elan management’s standalone strategy is high risk. Royalty Pharma believes Elan’s management team is potentially returning an average of less than US$1.70[4] per Elan Share and per Elan ADS through the Dutch Auction, while asking for free rein to spend a potential US$4.4 billion[5] war chest on an unknown mix of companies and products despite Royalty Pharma’s belief that:

	○	Elan has no operating assets that would enable it to derive synergies through acquisitions;

	○	Elan’s current senior management team lacks a successful track record in making acquisitions or in-licensing late stage products at Elan;

	○	it will be very difficult for Elan to acquire companies/products at valuations that support a share price in excess of US$12.00; and

	○	following the completion of the Tysabri Transaction, Elan has little or no strategic value and the field of likely acquirers of Elan has narrowed sharply.

•

Royalty Pharma believes that the risks to the Elan Stock Price would be significant in the event that Royalty Pharma’s Offer is unsuccessful or lapses. Based on the Undisturbed Elan Stock Price of US$10.35, the value transferred away from remaining Elan Stockholders in the Dutch Auction would imply an Elan Stock Price of between US$9.73 and US$9.95[6].

•

The Offer will be financed through a combination of existing resources available to RPIFT and new credit facilities arranged by Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities. J.P. Morgan Cazenove and BofA Merrill Lynch, as financial advisors to Royalty Pharma, are satisfied that sufficient resources are available to Royalty Pharma to satisfy full acceptance of the Offer.

•

The Offer is conditional upon, among other things, (1) Royalty Pharma receiving valid acceptances in respect of such number of Elan Shares (including Elan Shares represented by Elan ADSs) representing not less than 90% of the entire issued and to be issued shares in Elan (determined on a fully diluted basis), (2) there being no disposal of any interest in, or the creation of any encumbrance over, the Tysabri Royalty, (3) there being no breach or termination, or threat to terminate, the Tysabri Transaction Agreement, (4) save for Permitted Amendments, there being no variation or amendment to the terms of the Dutch Auction, (5) Elan’s deferred tax assets continuing to be available to offset in full any taxable income arising in connection with the receipt of the Tysabri Consideration, (6) all Regulatory Approvals remaining in place, (7) there being no share buyback (other than the Dutch Auction), redemption or reduction of share capital, (8) there being no distributions or dividends after the date of this announcement, (9) there being no acquisitions or disposals, joint ventures or similar transactions, (10) Elan taking no frustrating action (within the meaning of Rule 21 of the Irish Takeover Rules) and (11) no resolution being

4 US$1 billion spent pursuant to the Dutch Auction divided by total voting rights of Elan of 599 million shares as at 12 April 2013

[5] The amount of funds that Elan has not said will be returned to Elan Stockholders, calculated as 80% of the Undisturbed Elan Enterprise Value (with 20% of the Undisturbed Elan Enterprise Value assumed to reflect the current Tysabri-related dividend structure, based on the assumption that the Undisturbed Elan Enterprise Value represents the value of the Tysabri Royalty) plus Elan net cash of US$1.9 billion (assuming the Dutch Auction is subscribed in full).

[6] Assumes that the Elan equity value, based on the Undisturbed Elan Stock Price, is decreased by expenditure of US$1,125 million on the Dutch Auction inclusive of related transaction fees and the costs associated with redeeming the 2019 Notes; divided by the number of shares outstanding in Elan following the Dutch Auction (assuming that it is fully subscribed, that the Dutch Auction Strike Price is $11.25 to $13.00, and that therefore between 76.9 and 88.9 million shares are repurchased).

passed at a shareholder meeting of Elan to approve any transaction for the purposes of Rule 21 of the Irish Takeover Rules (excluding for these purposes the Dutch Auction).

•	Commenting on the Offer, Pablo Legorreta, Chief Executive Officer of RP Management said:

“This announcement demonstrates our commitment to providing a full and fair offer to Elan’s shareholders today. We believe that Elan’s shareholders will welcome this fully financed cash Offer.

“Elan today consists of cash and a royalty on Tysabri. Royalty Pharma has over 15 years of experience valuing royalties on pharmaceutical products. Based on our analysis of Elan’s Tysabri royalty and the implied valuation of Elan’s economics in Tysabri reflected in Elan’s recent transaction with Biogen, we believe that our Offer represents a full and fair value for Elan. We remain hopeful that the Board of Elan will consider our Offer and recommend it to its shareholders. In order to obtain the full amount of our Offer in cash in the shortest time frame, Elan’s shareholders should encourage Elan's board to engage immediately with Royalty Pharma.”

This summary should be read in conjunction with the full text of the announcement which follows and the appendices.

The Offer will be made subject to the conditions and certain further terms set out in Appendix I and to be set out in the Offer Document. The Offer Document will include full details of the Offer and the expected timetable and will be accompanied by the Acceptance Documents.

Appendix II contains the bases of calculation and sources of certain information contained in this announcement. Appendix III sets out definitions of certain terms used in this announcement. Appendix IV sets out the calculation of the Undisturbed Elan Enterprise Value and the Offer Enterprise Value (at the various possible Offer Prices), as calculated by Royalty Pharma. Appendix V sets out the calculation of the Fully Diluted Elan Stock Number. Appendix VI illustrates the consideration that would be payable to accepting Elan Stockholders in various scenarios. Appendix VII sets out the definition of Deductions. Appendix VIII sets out the Offer Price Adjustment Formula used in the event that Permitted Amendments to the terms of the Dutch Auction are made.

J.P. Morgan, BofA Merrill Lynch and Groton Partners are acting as financial advisors to Royalty Pharma.

Further information relating to the Offer, including all announcements issued by or on behalf of Royalty Pharma, is available at www.royaltypharma.com.

ENQUIRIES

Royalty Pharma
Pablo Legorreta
George Lloyd
Tel: +1 212 883 2275

J.P. Morgan (financial advisor)
Henry Gosebruch (New York, Tel: +1 212 270 6000)
Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial advisor)
Ivan Farman (New York, Tel: +1 646 855 5000)
Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Abernathy (PR advisor)
Tom Johnson / Chuck Burgess
Tel: +1 212 371 5999

Maitland (PR advisor)
Tom Buchanan
Tel: +44 (0) 20 7379 5151

Mackenzie Partners (Information Agent)
Daniel Burch
Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

FURTHER INFORMATION

This announcement is not intended to, and does not, constitute or form part of (1) an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise.

The distribution of this announcement in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore persons who receive this announcement (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland, the United Kingdom and the United States who are not resident in Ireland, the United Kingdom or the United States will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Additional Notice to US Investors

This announcement is not intended to, and does not, constitute or form part of any offer (including the Offer), invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, nor will there be any acquisition or disposition of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

This announcement is not a substitute for the Offer Document and the Acceptance Documents or any other document that Royalty Pharma may file with the Securities and Exchange Commission (“SEC”) in connection with the Offer, if any. ELAN STOCKHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Offer, if made, will be made in the United States pursuant to the US Exchange Act and otherwise in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law. In addition, the Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish

Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland. Some of the directors of Elan are resident in countries other than the United States. As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Elan or its officers or directors in a non-US court for violations of US securities laws. In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described herein), the federal securities laws of the United States may not be applicable.

Additional Information

Any response in relation to the Offer (including any acceptance thereof) should be made only on the basis of the information contained in the Offer Document, the Acceptance Documents or any other document by which the Offer is made.

This announcement is made pursuant to Rule 2.5 of the Irish Takeover Rules.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of Elan by way of court-approved scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in connection with the matters described in this announcement.

Merrill Lynch International, a subsidiary of Bank of America Corporation (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else and will not be responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Offer.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else and will not be responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Offer.

Forward-looking Statements

This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include (but are not limited to) statements about expected benefits and risks associated with the Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan or Royalty Pharma following the Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan or Royalty Pharma following the Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Royalty Pharma, RP Management or Elan as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release

15 April 2013

CASH OFFER

BY

ECHO PHARMA ACQUISITION LIMITED

FOR

ELAN CORPORATION, PLC

1.           Introduction

On 18 February 2013, RP Management contacted the Chairman of the Board of Elan, and a meeting took place on 20 February 2013 between representatives of RP Management and Elan, at which RP Management presented a proposal to Elan to acquire the entire issued and to be issued share capital of Elan.

On 25 February 2013, RP Management issued an announcement that it had made an indicative offer to acquire the entire issued and to be issued share capital of Elan at a price of US$11.00 per Elan Share (including Elan Shares represented by Elan ADSs). The Proposal was subject to a number of pre-conditions, which have not been satisfied.

Royalty Pharma has offered on several occasions to have constructive dialogue with Elan on the Proposal. Elan has refused to respond to those offers. Royalty Pharma is disappointed that the Board of Elan has not engaged with it or allowed it to conduct a limited and customary due diligence review. As a result, Royalty Pharma has been forced to make its Offer solely on the basis of publicly available information. Given no access to due diligence and the uncertainties introduced by the Dutch Auction, Royalty Pharma has structured its Offer such that the Offer Price is dependent upon the outcome of the Dutch Auction and the form of consideration is dependent on the Elan Balance Sheet Confirmation Requirement.

2.          The Offer

The Board of Echo Pharma Acquisition Limited (“Royalty Pharma”) today announces the terms of an offer (the “Offer”) for the entire issued and to be issued share capital of Elan Corporation, plc (“Elan”).

•	The “Offer Price” is:

	○	US$12.00* per Elan Share (including each Elan Share represented by an Elan ADS) if the Dutch Auction Strike Price is US$11.75 or US$12.00;

	○	US$11.50* per Elan Share (including each Elan Share represented by an Elan ADS) if the Dutch Auction Strike Price is US$11.50;

○	US$11.25* per Elan Share (including each Elan Share represented by an Elan ADS) if the Dutch Auction Strike Price is US$11.25;

○

US$11.00* per Elan Share (including each Elan Share represented by an Elan ADS) if: (i) the Dutch Auction Strike Price is greater than US$12.00 and less than or equal to US$13.00; (ii) the closing date of the Dutch Auction is extended from that set out in the Dutch Auction Circular; or (iii) the Dutch Auction is cancelled; and

○	set by reference to the Offer Price Adjustment Formula in Appendix VIII if Permitted Amendments to the terms of the Dutch Auction are made.

* The consideration paid pursuant to the Offer will be cash, unless Elan fails to satisfy the Elan Balance Sheet Confirmation Requirement, in which case the initial cash component will be US$1.00 less and one Net Cash Right7 worth up to US$1.00 will be issued for each Elan Share (including each Elan Share represented by an Elan ADS).

There is currently no certainty as to the outcome of the Dutch Auction, including on:

•	the Dutch Auction Strike Price; and

•	whether a sufficient amount of Elan Stock will be tendered to enable Elan to spend US$1 billion on the repurchase of Elan Stock.

Given the amount of cash on Elan’s balance sheet relative to the rest of Elan’s assets, Royalty Pharma requires certainty as to the amount of Elan Net Cash. Therefore, Royalty Pharma is asking Elan to confirm the Elan Net Cash position through the Elan Balance Sheet Confirmation Requirement (described in section 5 of this announcement). Elan management is best placed to respond on behalf of Elan Stockholders to this straightforward request.

•	If Elan does not satisfy the Elan Balance Sheet Confirmation Requirement, then:

	○	the cash component of the Offer consideration will be the Offer Price less US$1.00; and

○

Elan Stockholders will also receive Net Cash Rights entitling them to receive a further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS), dependent on the actual amount of Elan Net Cash. Further details of the Net Cash Rights are set out in section 6 of this announcement.

The Offer allows Elan Stockholders to receive what Royalty Pharma believes is a full and fair value for all of their Elan Stock in cash today.

The Offer will be made at the Offer Price subject to the conditions and certain further terms set out in Appendix I, and to be set out in the Offer Document. The Offer will also be subject to the further terms to be set out in the Offer Document and the Acceptance Documents.

The Elan Shares (including Elan Shares represented by Elan ADSs) are to be acquired pursuant to the Offer fully paid and free from all Encumbrances and together with all rights now or hereafter attaching thereto including without limitation voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital

[7] Each Net Cash Right shall have a value of between zero and US$1.00, determined with reference to Elan Net Cash, in the manner set out in section 6 of this announcement.

(whether by reduction of share capital or share premium account or otherwise) made on or after the date of this announcement. Accordingly Royalty Pharma reserves the right to reduce (subject to the consent of the Irish Takeover Panel, if required) the Offer consideration, through an appropriate mechanism, in the event that any such dividends or distributions are declared.

The Offer will not extend to any Elan Shares (including Elan Shares represented by Elan ADSs) which are acquired by Elan pursuant to the Dutch Auction, which are cancelled after the date the Offer is made or which are held, or become held as treasury shares.

3.          Royalty Pharma’s perspectives on the Dutch Auction

Royalty Pharma believes that Elan management set the Dutch Auction Strike Price range artificially high as a defensive tactic to frustrate Royalty Pharma’s intentions. Royalty Pharma believes that this artificially high price range transfers value away from remaining Elan Stockholders absent the Royalty Pharma Offer.

To create value, companies normally repurchase shares at, or near to, the undisturbed share price. In precedent Dutch auctions undertaken in the past two years, the range has been from a 2.4% discount to a 9.6% premium8.

Elan’s Dutch Auction Strike Price range of US$11.25 to US$13.00 represents a premium of 9% to 26% to the Undisturbed Elan Stock Price and a premium of 22% to 41% when significant expenses are factored into the calculation (US$120 million related to the redemption of the 2019 Notes and US$5 million of transaction fees related to the Dutch Auction). These significant expenses add 13% to the cost of the Dutch Auction and cost Elan Stockholders US$0.24 per share9.

Royalty Pharma believes that the Dutch Auction and takeover speculation have temporarily increased the Elan Stock Price, but have no impact on the fundamental value of Elan’s assets, which consist primarily of cash and the Tysabri Royalty.

Even in the event that the Dutch Auction is subscribed in full, it will only result in the repurchase by Elan of 13% to 15% of Elan Stock. In contrast, Royalty Pharma’s Offer provides liquidity for all Elan Stock.

Impact of Offer structure on Dutch Auction

If successful, Royalty Pharma’s Offer enables Elan Stockholders to achieve full liquidity post the Dutch Auction.

Royalty Pharma believes that its Offer provides Elan Stockholders with a strong incentive to tender all their Elan Stock at US$11.75 or US$12.00 in the Dutch Auction as this should maximise overall value received as they will receive:

•	US$11.75 or US$12.00 per share repurchased by Elan under the Dutch Auction (assuming that the Dutch Auction Strike Price is in that range); and

[8] Range of premia/discounts based on the precedent Dutch auctions that have taken place since 1 April 2011 in the United States.

[9] Based on the number of Elan Shares (including Elan Shares represented by Elan ADSs) that would be in issue following the Dutch Auction, assuming that the Dutch Auction is subscribed in full and the Dutch Auction Strike Price is US$12.00.

•	US$12.00 per share in respect of which they accept Royalty Pharma’s Offer thereafter (in the event that the Offer completes and the Elan Balance Sheet Confirmation Requirement is satisfied).

4.          Compelling Reasons for Acceptance

Royalty Pharma believes that the Offer is compelling given that:

•	A US$12.00 Offer Price represents a premium of 39% to the Undisturbed Elan Enterprise Value;

•	Royalty Pharma believes that a US$12.00 Offer Price ascribes a US$4.4 billion value to the Tysabri Royalty, which represents a US$0.8 billion or 23% increase from the Proposal Enterprise Value;

•	Royalty Pharma believes that a US$12.00 Offer Price attributes a value to the Tysabri Royalty at a premium of approximately 35% to the valuation implied by the terms of the Tysabri Transaction;

•	the Offer Price represents what Royalty Pharma believes are highly compelling P/E and EV/EBITDA multiples;

•	the Offer provides the opportunity for 100% liquidity allowing Elan Stockholders to receive a full and fair value for all of their Elan Stock in cash today; and

•	the Offer is fully financed, cash confirmed and is not conditional on due diligence.

Royalty Pharma believes that, absent the Royalty Pharma Offer, the Elan Stock Price is likely to trade below the Undisturbed Elan Stock Price following the Dutch Auction.

Royalty Pharma believes that Elan Stockholders are starting to vote with their feet. Six of the ten largest Elan Stockholders have been net sellers of Elan Stock since the start of the Offer Period at below US$12.00 per share, with three of these stockholders having sold between 14% and 23% of their holdings. Several investors, who Royalty Pharma believes to be event driven, have also started to take positions.

Royalty Pharma’s Proposal delivers a full and fair value for all Elan Stock today

Royalty Pharma believes that the Offer provides Elan Stockholders with a compelling opportunity to realise full value for their Elan Stock in cash today. In the event that the Offer completes, the uncertainty for Elan Stockholders associated with Elan’s acquisition strategy and a senior management team without a successful track record of making acquisitions or in-licensing late stage products at Elan, would be eliminated.

In the event that the Offer lapses or is unsuccessful, Elan Stockholders will have very little certainty around capital returns other than:

•	through the Dutch Auction which, even if subscribed in full, will only result in the repurchase by Elan of 13% to 15% of Elan Stock; and

•

through Elan’s announced dividend policy which will only return a modest value over the long term of 20% of the annual cash flows accruing from the Tysabri Royalty to Elan Stockholders, and which the Elan Board may elect to discontinue at any time.

Higher value apportioned to the Tysabri Royalty than that implied by the Tysabri Transaction

Royalty Pharma believes that it is offering Elan Stockholders a value for the Tysabri Royalty that is substantially higher than the value implied by the Tysabri Transaction, which completed recently. At a $12.00 Offer Price, the Offer ascribes a US$4.4 billion value to the Tysabri Royalty (assuming minimal net value ascribed to Elan’s assets and liabilities other than the Tysabri Royalty and its net cash position).

Royalty Pharma believes that Elan sold approximately 50% of its interest in Tysabri to Biogen in the Tysabri Transaction. This would imply a residual value of US$3.25 billion for the retained Tysabri Royalty10.

Royalty Pharma therefore believes that its Offer Enterprise Value is at a premium of approximately 35% to the valuation implied by the terms of the Tysabri Transaction.

This is despite the fact that after the first anniversary of the agreement with Biogen, the tiered Tysabri Royalty structure allocates more value to Biogen on the lower risk cash flows accruing from Tysabri (the first US$2 billion of annual sales from the drug) and makes the value accruing to Elan more dependent on the higher risk cash flows (the incremental annual sales from the drug above US$2 billion).

Royalty Pharma believes that the Tysabri Transaction broke the Elan investment thesis for some investors.

Offer is at a compelling valuation

A US$12.00 Royalty Pharma Offer Price represents:

•	a premium of 39% to the Undisturbed Elan Enterprise Value;

•	16x 2015E Broker Projected EBITDA;

•	31x11 2015E Broker Projected Earnings Per Share; and

The Offer Price range of US$11.00 to US$12.00 represents a premium of 4% to 13% to the closing price of US$10.60 for Elan ADSs on the New York Stock Exchange on 22 February 2013, being the last trading day prior to commencement of the Offer Period.

Elan management’s high risk strategy

In contrast to the certainty available to Elan Stockholders through the Offer, Royalty Pharma believes that Elan’s standalone strategy is high risk given that:

•	the Dutch Auction shall result in Elan Stockholders potentially receiving an average of less than US$1.70 per Elan Share and per Elan ADS in cash[12];

[10] Details of calculation methodology set out in Royalty Pharma’s Rule 2.4 announcement of 6 March 2013.
[11] Multiple adjusted to reflect impact of fully subscribed Dutch Auction at US$12.00 Dutch Auction Strike Price on number of shares outstanding.
12 US$1 billion spent pursuant to the Dutch Auction divided by total voting rights of Elan of 599 million shares as at 12 April 2013.

•	Elan’s management team is asking for free rein to spend a potential US$4.4[13] billion war chest on an unknown mix of companies and products;

•	Elan has no operating assets that would enable Elan to derive synergies through transactions;

•	Elan’s current senior management team lacks a successful track record in making acquisitions or in-licensing late stage products at Elan; and

•	Royalty Pharma believes that Elan will face significant difficulty in acquiring companies/products at valuations that support an Elan Stock Price in excess of US$12.00.

Elan unlikely to be of strategic interest to potential acquirers following the Tysabri Transaction

Following the completion of the Tysabri Transaction, Royalty Pharma believes that the field of likely acquirers of Elan will narrow sharply and it is likely that the only investors that will be interested in acquiring Elan would be financial buyers, such as Royalty Pharma. Royalty Pharma believes that there are a limited number of such buyers, with an interest and expertise in acquiring drug royalties and the ability to finance a transaction of this size.

As the world’s largest investor in pharmaceutical royalties, Royalty Pharma believes that it may be the only potential buyer capable of acquiring the whole of Elan.

5.          The Elan Balance Sheet Confirmation Requirement

Given the amount of cash on Elan’s balance sheet relative to the rest of Elan’s assets, Royalty Pharma requires certainty as to the level of the Elan Net Cash. Given Royalty Pharma has not been provided with due diligence material to enable it to verify the Elan Net Cash position, Royalty Pharma is asking Elan to confirm the Elan Net Cash position through the Elan Balance Sheet Confirmation Requirement (described below).

Elan management is best placed to respond on behalf of Elan Stockholders to what Royalty Pharma believes is a straightforward request. If this requirement is satisfied, the Offer consideration will be satisfied wholly in cash.

Background

As a result of the Board of Elan’s continuing refusal to provide Royalty Pharma with access to due diligence, Royalty Pharma has been forced to make the Offer solely on the basis of publicly available information. Consequently, Royalty Pharma has not been able to confirm the actual level of Elan Net Cash and the nature of certain liabilities of Elan that may result in a material reduction in the level of Elan Net Cash.

Following the completion of the Tysabri Transaction, Elan announced on 2 April 2013 that it had received US$3.25 billion in cash from Biogen (constituting 52% of the Undisturbed Elan Equity Value). The Elan Net Cash position is therefore of material significance in the context of Elan, and Royalty Pharma requires a reasonable level of certainty around the Elan Net Cash position. Without this certainty, a portion of the consideration under the Offer will be satisfied in Net Cash Rights as described in section 6 of this announcement.

[13] The amount of funds that Elan has not said will be returned to Elan Stockholders, calculated as 80% of the Undisturbed Elan Enterprise Value (with 20% of the Undisturbed Elan Enterprise Value assumed to reflect the current Tysabri-related dividend structure, based on the assumption that the Undisturbed Elan Enterprise Value represents the value of the Tysabri Royalty) plus Elan net cash of US$1.9 billion (assuming the Dutch Auction is subscribed in full).

The Elan Balance Sheet Confirmation Requirement

The Offer provides that Elan Stockholders will receive the entire Offer Price in cash if the Elan Balance Sheet Confirmation Requirement is satisfied. The Elan Balance Sheet Confirmation Requirement shall be considered to have been satisfied if, on a Relevant Date, both:

•

Elan makes a Public Balance Sheet Confirmation Announcement or issues a Private Balance Sheet Confirmation Letter stating the amount of Elan Net Cash as at the Cash Testing Date and confirming that the Board of Elan has no reason to believe that there has been any material reduction in the Elan Net Cash since the Cash Testing Date and that it has no reason to believe that there will be any material reduction in the Elan Net Cash in the 20 Business Days following the Relevant Date; and

•	the Elan Net Cash as so announced or confirmed is greater than or equal to the Elan Net Cash Threshold.

A form of the Public Balance Sheet Confirmation Announcement and a form of the Private Balance Sheet Confirmation Letter will be set forth in the Offer Document.

Royalty Pharma anticipates on the basis of information made public by Elan that Elan Net Cash should, at the Cash Testing Date, be in excess of the Elan Net Cash Threshold and therefore believes that Elan management will be able to satisfy the Elan Balance Sheet Confirmation Requirement, should they choose to do so. If the Elan Balance Sheet Confirmation Requirement is satisfied, the Offer consideration will be satisfied wholly in cash.

6.          Net Cash Rights

In the event that the Elan Balance Sheet Confirmation Requirement is not satisfied by the Relevant Date, Elan Stockholders will receive a combination of cash consideration together with Net Cash Rights on the following basis:

•	the cash component of the Offer consideration will be the Offer Price less US$1.00; and

•

Elan Stockholders will also receive a Net Cash Right entitling them to receive a further payment of up to US$1.00 per Elan Share (including each Elan Share represented by an Elan ADS), dependent on the actual Elan Net Cash.

The amount payable in respect of each Net Cash Right will be US$1.00 less the Elan Net Cash Per Share Adjustment. The Elan Net Cash Per Share Adjustment will be calculated as follows:

•

in the event that Elan Net Cash is equal to or exceeds the Elan Net Cash Threshold, as Royalty Pharma expects, the Elan Net Cash Per Share Adjustment will be zero (i.e. the value of each Net Cash Right will be US$1.00); or

•

in the event that Elan Net Cash is less than the Elan Net Cash Threshold, the Elan Net Cash Per Share Adjustment will be the lesser of (1) US$1.00 and (2) the difference between the Elan Net Cash Threshold and Elan Net Cash, divided by the Fully Diluted Elan Stock Number.

In the event that the Net Cash Rights are issued, each Net Cash Right will have a minimum value of zero and a maximum value of US$1.00.

The Net Cash Rights will be issued only in the event that the Elan Balance Sheet Confirmation Requirement is not satisfied and will be subject to the conditions and terms which will be set out in the Offer Document.

The Elan Net Cash as of the Relevant Date will be determined by an independent accounting firm not associated with either Elan or Royalty Pharma (in accordance with the terms to be set out in the Offer Document). Absent manifest error or fraud, the determination of Elan Net Cash by such independent accounting firm will be binding.

All amounts due to Elan Stockholders who accept the Offer in respect of the Net Cash Rights will be paid no later than 60 days following the Unconditional Date.

All amounts paid to Elan Stockholders in respect of the Net Cash Rights will be paid in US Dollars.

The Net Cash Rights will not bear any interest and will not be transferable and will not be convertible into other securities of Royalty Pharma. No application will be made for the Net Cash Rights to be listed on, or dealt on, any stock exchange or other trading facility. Holders of Net Cash Rights will not have any redemption rights, although all amounts due to Elan Stockholders who accept the Offer in respect of the Net Cash Rights will be paid no later than 60 days following the Unconditional Date.

The Net Cash Rights will not be registered under the US Securities Act, or the US Exchange Act, nor will they be issued under an indenture qualified under the US Trust Indenture Act of 1939, as amended.

Confirmations as to the number of Net Cash Rights held by Elan Stockholders who accept the Offer will be issued as soon as practicable following the Unconditional Date but will not constitute documents of title.

Full details of the Net Cash Rights will be contained in the Offer Document.

7.	Information Relating to Royalty Pharma

RP Management is the investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products, with a portfolio of royalty interests in 38 approved and marketed products (including Abbott’s Humira®, Johnson and Johnson’s Remicade®, Merck’s Januvia®, Gilead’s Atripla®, Truvada®, and Emtriva®, Pfizer’s Lyrica®, Amgen’s Neupogen® and Neulasta®, and Genentech’s Rituxan®) and three products pending approval. Such product portfolio is well-diversified across biopharmaceutical products and treatment areas and consists of stable and long-dated assets and includes royalties on 8 of the top 20 selling pharmaceutical and biotech drugs by expected worldwide 2016 sales14, and 9 products with over US$1 billion in annual sales.

These entities have a longer than fifteen year history of providing value to holders of royalty interests, including a US$400 million purchase of 80% of Memorial Sloan-Kettering Cancer Center’s Neupogen®/ Neulasta® royalty, a US$525 million joint acquisition with Gilead Sciences of Emory University’s emtricitabine royalty interest, a US$650 million purchase of New York University’s Remicade® royalty, a US$700 million acquisition of AstraZeneca’s Humira® royalty, a US$700 million purchase of a portion of Northwestern University’s Lyrica® royalty, a US$609 million acquisition of Astellas Pharma’s patent estate and associated royalty stream relating to the use of dipeptidyl peptidase IV (DPP-IV) inhibitors for the treatment of type 2 diabetes including Januvia® and

[14] Based on Evaluate Pharma estimates for 2016.

Janumet®, and most recently a US$761 million purchase of a portion of an interest in Biogen’s recently approved Tecfidera (formerly BG-12) for the treatment of multiple sclerosis held by the former shareholders of Fumapharm AG. These entities are well diversified across biopharmaceutical products and treatment areas. Royalty Pharma is an Irish registered private limited company which has been incorporated to make the Offer. The ultimate, indirect, owners of Royalty Pharma are RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners, LP and RPI International Partners II, LP (together the “Funds”). The Funds are limited partnerships established in the State of Delaware and the Cayman Islands. RP Management LLC acts as investment manager to the Funds.

The directors of Royalty Pharma are Pablo Legorreta, Susannah Gray and George Lloyd, and the managing member (and Chief Executive Officer) of RP Management is Pablo Legorreta.

8.	Information on Elan

Elan is an Irish registered public limited company which is quoted on the Irish Stock Exchange and the NYSE, headquartered in Dublin, Ireland.

On 20 December 2012, Elan announced that it had completed the separation of a substantial portion of its drug discovery business platform (the Prothena Business) into a new, publicly traded company named Prothena Corporation, plc.

On 6 February 2013, Elan announced that it had entered into an asset purchase agreement with Biogen International, pursuant to which Elan agreed to transfer to Biogen International all of its interest in the intellectual property and other assets related to the development, manufacturing and commercialisation of Tysabri and other products licensed under Elan’s existing collaboration agreement with Biogen Idec and its affiliates (the “Tysabri Transaction”). On 2 April 2013, Elan announced the closing of the Tysabri Transaction and receipt of US$3.25 billion in cash and that Elan’s existing collaboration agreement with Biogen had terminated. As a result, Biogen International and its affiliates have sole authority over, and exclusive worldwide rights to, the development, manufacturing and commercialisation of Tysabri. According to an announcement on 6 February 2013, Elan will receive, during the first 12 months following the closing, a royalty of 12% on all global net sales of Tysabri and thereafter a royalty of 18% on annual global net sales up to and including US$2.0 billion and a royalty of 25% on annual global net sales above US$2 billion.

9.	Financing the Offer

The Offer will be financed by a combination of existing resources available to RPIFT and new credit facilities arranged by Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities. Further information on the corporate structure of Royalty Pharma and the financing of the consideration payable under the Offer will be set out in the Offer Document.

J.P. Morgan Cazenove and BofA Merrill Lynch, as financial advisors to Royalty Pharma, are satisfied that sufficient resources are available to Royalty Pharma to satisfy full acceptance of the Offer.

10.	Convertible Securities and Option Rights

The Offer will be extended to any Elan Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptance (or, subject to the Irish Takeover Rules, by such earlier date as Royalty Pharma may decide), including, without limitation, any Elan Shares issued pursuant to the exercise of options granted under the Employee Share Plans.

Royalty Pharma will make appropriate proposals to Elan Optionholders subject to the Offer becoming or being declared unconditional in all respects.

11.	Disclosure of Interests and Short Positions in Elan

As at 11 April 2013, being the last practicable date prior to this announcement, J.P. Morgan and persons controlling, controlled by or under the same control as J.P. Morgan (except in any such case, in the capacity of an exempt market marker, and excluding any exempt fund manager) were interested in 65 Elan ADSs.

As at 11 April 2013, being the last practicable date prior to this announcement, BofA Merrill Lynch and persons controlling, controlled by or under the same control as BofA Merrill Lynch (except in any such case, in the capacity of an exempt market marker, and excluding any exempt fund manager) were interested in 449,791 Elan ADSs.

As at 11 April 2013, being the last practicable date prior to this announcement, BofA Merrill Lynch and persons controlling, controlled by or under the same control as BofA Merrill Lynch (except in any such case, in the capacity of an exempt market marker, and excluding any exempt fund manager) held short positions in 759,312 Elan ADSs.

As at 11 April 2013, being the last practicable date prior to this announcement, Locus Global I, LP, an entity controlled by Rory Riggs, a director of RP Management (Ireland) Limited was interested in 772 Elan ADSs.

Save as disclosed above, as at 11 April 2013, being the last practicable date prior to this announcement, none of Royalty Pharma, RP Management or any person acting in concert with Royalty Pharma or RP Management had any interest, or held any short position, in any relevant securities of Elan and none of Royalty Pharma, RP Management or any associate of Royalty Pharma or RP Management had any arrangement to which Rule 2.7 applies relating to relevant securities of Elan. For these purposes, “associate” and “arrangement to which Rule 2.7 applies” have the meanings given to those terms in the Irish Takeover Rules. An “arrangement to which Rule 2.7 applies” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which is, or may be, an inducement to one or more of such persons to deal or refrain from dealing in such securities.

12.	De-listing and Re-registration

If the Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Royalty Pharma intends to apply the provisions of Regulation 23 of the Irish Takeover Regulations to acquire compulsorily any outstanding Elan Shares (including those represented by Elan ADSs) not acquired or agreed to be acquired pursuant to the Offer or otherwise.

As soon as it is appropriate and possible to do so, and subject to the Offer becoming or being declared unconditional in all respects, Royalty Pharma intends to apply for the cancellation of the listing and trading of Elan Shares on the Irish Stock Exchange and of Elan ADSs on NYSE. Such cancellation of the listing and trading of Elan Stock is likely to reduce significantly the liquidity and marketability of any Elan Stock with respect to which the Offer has not been accepted. Royalty Pharma intends to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law to cause the deregistration of the Elan ADSs under the US Exchange Act as soon as practicable after such delisting.

Following cancellation of the listing and trading of Elan Shares on the Irish Stock Exchange and of Elan ADSs on NYSE, Royalty Pharma intends to procure that Elan is re-registered as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland.

13.	Overseas Stockholders

The availability of the Offer to persons not resident in Ireland, the United Kingdom or the United States may be affected by the laws of the jurisdiction in which they are resident. Persons who are resident in any jurisdiction or territory other than Ireland, the United Kingdom or the United States should obtain professional advice and observe any applicable requirements. Further details in relation to overseas shareholder will be contained in the Offer Document.

14.	General

The Offer will be made subject to the conditions and certain further terms set out in Appendix I and to be set out in the Offer Document. The Offer Document will include full details of the Offer and the expected timetable and will be accompanied by the Acceptance Documents.

The Offer Document and the Acceptance Documents will be despatched to Elan Stockholders and, for information only, to Elan Optionholders in due course. The Offer will be governed by the laws of Ireland and will be subject to the applicable requirements of the Irish Takeover Rules, the Irish Stock Exchange, the US Exchange Act, the New York Stock Exchange and applicable laws.

Appendix II contains the bases of calculation and sources of certain information contained in this announcement. Appendix III sets out definitions of certain terms used in this announcement. Appendix IV sets out the calculation of the Undisturbed Elan Enterprise Value and the Offer Enterprise Value (at the various possible Offer Prices), as calculated by Royalty Pharma. Appendix V sets out the calculation of the Fully Diluted Elan Stock Number. Appendix VI illustrates the consideration that would be payable to accepting Elan Stockholders in various scenarios. Appendix VII sets out the definition of Deductions. Appendix VIII sets out the Offer Price Adjustment Formula used in the event that Permitted Amendments to the terms of the Dutch Auction are made.

ENQUIRIES

Royalty Pharma
Pablo Legorreta
George Lloyd
Tel: +1 212 883 2275

J.P. Morgan (financial advisor)
Henry Gosebruch (New York, Tel: +1 212 270 6000)
Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial advisor)
Ivan Farman (New York, Tel: +1 646 855 5000)
Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Abernathy (PR advisor)
Tom Johnson / Chuck Burgess
Tel: +1 212 371 5999

Maitland (PR advisor)
Tom Buchanan
Tel: +44 (0) 20 7379 5151

Mackenzie Partners (Information Agent)
Daniel Burch
Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

FURTHER INFORMATION

This announcement is not intended to, and does not, constitute or form part of (1) an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise.

The distribution of this announcement in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore persons who receive this announcement (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland, the United Kingdom and the United States who are not resident in Ireland, the United Kingdom or the United States will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Additional Notice to US Investors

This announcement is not intended to, and does not, constitute or form part of any offer (including the Offer), invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, nor will there be any acquisition or disposition of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

This announcement is not a substitute for the Offer Document, the Acceptance Documents or any other document that Royalty Pharma may file with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, if any. ELAN STOCKHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Offer, if made, will be made in the United States pursuant to the US Exchange Act and otherwise in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law. In addition, the Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland. Some of the directors of Elan are resident in countries other than the United States. As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Elan or its officers or directors in a non-US court for violations of US securities laws. In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described herein), the federal securities laws of the United States may not be applicable.

Additional Information

Any response in relation to the Offer (including any acceptance thereof) should be made only on the basis of the information contained in the Offer Document, the Acceptance Form, the Acceptance Documents or any other document by which the Offer is made.

This announcement is made pursuant to Rule 2.5 of the Irish Takeover Rules.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel to elect to implement the acquisition of Elan by way of court-approved scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in connection with the matters described in this announcement.

Merrill Lynch International, a subsidiary of Bank of America Corporation (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else and will not be responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Offer.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else and will not be responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Offer.

Forward-looking Statements

This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include (but are not limited to) statements about expected benefits and risks associated with the Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan or Royalty Pharma following the Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan or Royalty Pharma following the Offer; statements concerning any future Irish, U.S. or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Royalty Pharma, RP Management or Elan as appropriate. No statement in this announcement constitutes an asset valuation.

APPENDIX I

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer to be made by Royalty Pharma will comply with the Irish Takeover Rules and applicable US tender offer rules and will be subject to the terms and conditions set out in this announcement and to be set out in the Offer Document and the Acceptance Documents. The Offer will be governed by the laws of Ireland and will be subject to the jurisdiction of the courts of Ireland and the US.

The Offer will be subject to the following conditions:

Acceptance Condition

(a)

valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the Initial Closing Date (or such later time(s) and/or date(s) as Royalty Pharma may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules, determine) in respect of Elan Shares Affected representing not less than 90% (or such lower percentage as Royalty Pharma may decide) in nominal value of the Maximum Elan Shares Affected, which carry, or if allotted and issued, or re-issued from treasury would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to the Maximum Elan Shares Affected, provided that this condition shall not be satisfied unless Royalty Pharma shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Elan Shares (including Elan Shares represented by Elan ADSs) carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Elan, including for this purpose (except to the extent otherwise agreed with the Irish Takeover Panel) any such voting rights attaching to Elan Shares (including Elan Shares represented by Elan ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and provided that unless Royalty Pharma otherwise determines, this condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived;

For the purposes of the conditions in Appendix I:

	(i)	Elan Shares (including Elan Shares represented by Elan ADSs) which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon issue; and

	(ii)	the expression “Elan Shares Affected” shall mean:

(A)

Elan Shares (including Elan Shares represented by Elan ADSs) which have been issued or unconditionally allotted on, or before, the date the Offer is made, but excluding any such Elan Shares which are cancelled after the date on which the Offer is made or which are held, or become held, as treasury shares; and

(B)

Elan Shares (including Elan Shares represented by Elan ADSs) which have been issued or unconditionally allotted after the date on which the Offer is made but before the time at which the Offer closes, or such earlier date as Royalty Pharma may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the Initial Closing Date), but excluding any such Elan Shares which are cancelled after the date on which the Offer is made or which are held, or become held, as treasury shares; and

(C)

Elan Shares which have been re-issued from treasury after the date on which the Offer is made but before the time at which the Offer closes, or such earlier date as Royalty Pharma may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the Initial Closing Date), other than Elan Shares in the beneficial ownership of Royalty Pharma on the date the Offer is made;

	(iii)	the expression “Maximum Elan Shares Affected” shall mean, at a relevant date of determination, the aggregate of:

		(A)	the total number of Elan Shares Affected; and

(B)

the maximum number (or such lesser number as Royalty Pharma may decide) of Elan Shares (including Elan Shares represented by Elan ADSs) which are required, or may be required, to be allotted and/or issued and/or re-issued from treasury pursuant to the exercise of outstanding subscription, conversion or other rights (including rights granted under the Employee Share Plans), disregarding the terms on which any such rights may be exercised (including any restrictions thereon), and irrespective of whether such rights have been granted on, before, or after, the date on which the Offer is made.

Tysabri, Tysabri Royalty and the Tysabri Transaction

(b)

no member of the Elan Group having implemented, authorised, proposed or announced its intention to implement, authorise or propose (i) any sale or disposal of an interest in the Tysabri Royalty, (ii) the creation of any Encumbrance over or in respect of the Tysabri Royalty or (iii) any amendment of the terms of the Tysabri Royalty;

(c)

no breach or alleged breach of the terms of the Tysabri Transaction Agreement (including without limitation the Tysabri Royalty) by any of the parties to the Tysabri Transaction Agreement having occurred, and no termination or notice of an intention to terminate or threat to terminate the Tysabri Transaction Agreement (including without limitation the Tysabri Royalty) having occurred or been served or received by a member of the Elan Group;

(d)

Elan’s deferred tax assets continuing to be available to offset in full any taxable income arising in connection with the receipt of the Tysabri Consideration (as detailed and confirmed in the Form 20-F issued by Elan on 12 February 2013);

(e)

all Regulatory Approvals remaining in place and no revocation, withdrawal, suspension, cancellation, limitation, termination or material modification of any Regulatory Approval having occurred which, in any case, results or could result in the financial trading position or prospects of a member of the Elan Group being materially prejudiced or adversely affected;

The Offer is being made on the basis that, as and when the Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty.

Royalty Pharma regards any breach of conditions (b), (c) and (e) to be material in the context of the Offer

Without prejudice to the terms hereof or its rights under Rule 21 of the Irish Takeover Rules, Royalty Pharma considers any beach of condition (d) to be material in the context of the Offer if the consequence is that any member of the Elan Group may incur liabilities or otherwise be required to make aggregate payments after the date of this announcement of more than US$10,000,000 (ten million dollars)

Share Buyback, the Dutch Auction, Reduction, Redemption, Dividends etc

(f)

except pursuant to the Dutch Auction (and then only on the terms contained in the Dutch Auction Circular save to the extent amended or varied by Permitted Amendments), no member of the Elan Group having, after the date of this announcement, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its shares or other securities (or the equivalent) or any shares or other securities (or the equivalent) of Elan or any other member of the Elan Group or reduced or made any other change to any part of its share capital;

(g)

no member of the Elan Group having, after the date of this announcement, recommended, declared, paid, or made, or proposed to recommend, declare, pay or make, any bonus issue, dividend or other distribution (whether in cash or otherwise) other than bonus issues of shares, dividends or other distributions lawfully paid or made to another member of the Elan Group;

Royalty Pharma considers any breach of conditions (f) and (g) to be material in the context of the Offer if the consequence is that any member of the Elan Group may be required to make aggregate payments after the date of this announcement of more than US$10,000,000 (ten million dollars)

(h)

(i) there being no amendments made, announced or proposed to the terms and conditions of the Dutch Auction as set out in the Dutch Auction Circular (and, in particular, that the date on which completion of the Dutch Auction is to occur is not extended to a date which is more than 25 days after the posting of the Offer Document), save for Permitted Amendments, and (ii) Elan redeeming, in full, the 2019 Notes on, or before, 3 May 2013. “Permitted Amendments” are: (1) amendments to the Price Range (as that term is defined and used in the Dutch Auction Circular); and/or (2) amendments to increase in the number of Elan Shares (including those represented by Elan ADSs) which may be acquired under the terms of the Dutch Auction, provided that such amendments, or any of them do not, and will not result, in the aggregate maximum amount to be paid by, or on behalf of, the Elan Group in connection with the Dutch Auction (including expenses) exceeding $3,000,000,000 (three billion dollars).

Save for Permitted Amendments, it is a fundamental term and condition of the Offer that there are no amendments or variations to the terms of the Dutch Auction after the date of this announcement and that the 2019 Notes are redeemed, in full, on, or before, 3 May 2013

Acquisitions, Disposals, Joint Ventures, Mergers and Similar Transactions

(i)

save for (i) transactions between two or more members of the Elan Group and (ii) the Tysabri Transaction, since 12 February 2013, no member of the Elan Group having implemented, authorised, proposed or announced its intention to implement, authorise or propose any merger, demerger, joint venture, partnership, collaboration, reconstruction, amalgamation, consolidation, scheme, acquisition or disposal of any operations, assets, undertaking, body corporate or partnership (or any interest therein) or the creation of any Encumbrance over any operations or assets;

The Offer is being made on the basis that, as and when the Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty. Royalty Pharma regards any breach of condition (i) to be material in the context of the Offer

Frustrating Actions (within the meaning of Rule 21 of the Irish Takeover Rules)

(j)

no passing of any resolution at a shareholder meeting of Elan to approve any action, possible action, contract, sale, disposal, or acquisition for the purposes of Rules 21(a)(i) or (iii) of the Irish Takeover Rules;

(k)

no member of the Elan Group having taken, committed to take or announced that it intends to take or may take any action or commit to take any action which the Irish Takeover Panel determines is or would be frustrating action for the purposes of, or within the meaning of, Rule 21 of the Irish Takeover Rules;

The Offer is being made on the basis that, as and when the Offer becomes unconditional in all respects, the principal assets of the Elan Group will be the Elan Cash Assets and the Tysabri Royalty. Royalty Pharma regards any breach of conditions (j) and (k) to be material in the context of the Offer

European Merger Regulation

(l)

to the extent that the Offer or its implementation would give rise to a concentration with a Community dimension within the scope of Council Regulation (EC) No 139/2004 (the “Regulation”) or otherwise would give rise to a concentration that is subject to the Regulation, the European Commission deciding that the concentration is compatible with the common market pursuant to Article 6(1)(b) of the Regulation before the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules and the terms or conditions to which any such decision is or may be subject being acceptable to Royalty Pharma in its sole discretion;

Irish Competition Act

(m)	to the extent that Part 3 of the Competition Act is applicable to the Offer or its implementation:

	(i)	the Competition Authority, in accordance with Section 21(2)(a) of the Competition Act, having informed Royalty Pharma that the Offer may be put into effect; or

(ii)

the period specified in Section 21(2) of the Competition Act having elapsed without the Competition Authority having informed Royalty Pharma of the determination (if any) which it has made under Section 21(2) of the Competition Act; or

(iii)

the Competition Authority, in accordance with Section 22(4) of the Competition Act, having furnished to Royalty Pharma a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Offer may be put into effect; or

(iv)

the Competition Authority, in accordance with Section 22(4) of the Competition Act, having furnished to Royalty Pharma a copy of its determination (if any), in accordance with Section 22(3)(c) of the Competition Act, that the Offer may be put into effect subject to conditions specified by the Competition Authority being complied with, and such conditions being acceptable to Royalty Pharma; or

(v)

the period of four months after the appropriate date (as defined in Section 19(6)) of the Competition Act) having elapsed without the Competition Authority having made a determination under Section 22(3) of the Competition Act in relation to the Offer, in each case prior to the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

US Hart-Scott-Rodino Clearance

(n)

to the extent applicable to the Offer or its implementation, all notifications and filings, where necessary, having been made and all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder having been terminated or having expired (in each case in connection with the Offer) prior to the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

General Regulatory and Anti-trust/Competition

(o)

no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative or fiscal body, court, agency, association, institution, department or bureau including any anti-trust or merger control authorities, regulatory body, court, tribunal, environmental body, employee representative body, any analogous body whatsoever or tribunal in any jurisdiction or any person including, without limitation, a member of the Elan Group (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation, decision, order or change to published practice or having done or decided to do anything, in each case which would or would reasonably be expected to:

(i)

make the Offer or its implementation, or the acquisition or the proposed acquisition by Royalty Pharma of the Elan Shares Affected, or control of Elan or any of the assets of the Elan Group (including without limitation the Tysabri Royalty) by Royalty Pharma void, illegal or unenforceable under the laws of any relevant jurisdiction or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto, or otherwise challenge or interfere therewith or require amendment of the Offer;

(ii)

result in a material delay in the ability of Royalty Pharma, or render Royalty Pharma unable, to acquire some or all of the Elan Shares Affected or require a divestiture by Royalty Pharma of any Elan Stock;

(iii)

require the divestiture by any member of the Wider Elan Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the Elan Group and/or any interest in the Tysabri Royalty) or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or own, control or manage their respective assets or properties or any part thereof;

(iv)

impose any limitation on or result in a delay in the ability of Royalty Pharma to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of the Elan Shares Affected, or to exercise voting or management control over Elan or any subsidiary or subsidiary undertaking of Elan which is material in the context of the Elan Group taken as a whole (a “Material Subsidiary”) or on the ability of any member of the Elan Group to hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Elan Group to the extent that Elan has such ownership, voting or management control rights;

(v)

require Royalty Pharma or any member of the Elan Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the Elan Group or any third party;

(vi)

impose any limitation on the ability of any member of the Elan Group to integrate or co-ordinate its business or assets (including without limitation in respect of the Tysabri Royalty), or any part of it, with all or any part of the businesses of any member of the Elan Group;

(vii)	cause any member of the Wider Elan Group to cease to be entitled to any Authorisation (as defined in condition (p) below) used by it in the carrying on of its business; or

(viii)

otherwise adversely affect the business, profits, assets (including without limitation the interest in Tysabri and/or the Tysabri Royalty), liabilities, financial or trading position of any member of the Elan Group;

Notifications, waiting periods and Authorisations

(p)

all necessary or appropriate notifications and filings having been made and all necessary or appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate) and all statutory or regulatory obligations in any jurisdiction having being complied with in each case in connection with the Offer or its implementation and all necessary, desirable or appropriate Regulatory Approvals, authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction (“Authorisations”) having been obtained on terms and in a form reasonably satisfactory to Royalty Pharma from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Elan Group has entered into contractual arrangements and, all such necessary, desirable or appropriate Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise wholly unconditional and there being no notice or intimation of an intention to revoke, suspend, restrict or vary or not to renew the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with;

(q)

all applicable waiting periods and any other time periods (including any extension thereof) during which any Third Party could, in respect of the Offer or the acquisition or proposed acquisition of any Elan Shares Affected by Royalty Pharma, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated;

Certain matters arising as a result of any arrangement, agreement etc

(r)

save as publicly announced by Elan prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider Elan Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Offer or the acquisition or proposed acquisition by Royalty Pharma of the Elan Shares Affected or because of a change in the control of Elan or otherwise, would or would be reasonably expected to result in (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Elan Group taken as whole):

(i)

any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Elan Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited under any existing facility or loan agreement;

(ii)

the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Elan Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)

any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Elan Group thereunder or the business of any such member with, any persons, firms or body (or any agreement or arrangement relating to any such arrangement or bonus) being or becoming capable of being terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)

any assets or interests of, or any asset the use of which is enjoyed by, any member of the Elan Group being or falling to be disposed of or charged, or ceasing to be available to any member of the Elan Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Elan Group;

	(v)	the value of, or financial or trading position of any member of the Elan Group being prejudiced or adversely affected;

	(vi)	the creation or acceleration of any liability or liabilities (actual or contingent) by any member of the Elan Group; or

	(vii)	any liability of any member of the Elan Group to make any severance, termination, bonus or other payment to any of its directors or other officers or advisers,

and no event having occurred which might result in any events or circumstances as are referred to in this condition (r) (i)-(vii);

Certain Events occurring since 12 February 2013

(s)	save as publicly announced by Elan prior to the date of this announcement, no member of the Elan Group having, since 12 February 2013:

(i)

issued or agreed to issue, or authorized or proposed the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities or issued or transferred, or agreed, authorized or proposed the re-issue of any shares from treasury;

(ii)

save for transactions between two or more members of the Elan Group made or proposed, or announced an intention to propose or make, any change or amendment in its loan capital or any loan notes issued by a member of the Elan Group to a person who is not a member of the Elan Group;

(iii)

except in the ordinary and usual course of business, entered into or materially improved, or made any offer (which remains open for acceptance) to enter into or materially improve, the terms of any employment contract, commitment or arrangement with any director of Elan or any person occupying one of the senior executive positions in the Elan Group;

(iv)

issued, authorised or proposed to make, or made, any change or amendment to any loan capital or debentures or (save in the ordinary course of business and save for transactions between two or more members of the Elan Group) incurred any indebtedness or contingent liability or (save in respect of the 2019 Notes) repaid, repurchased or redeemed any indebtedness, loan capital, debenture or other liability or obligation;

(v)

entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the business of any member of the Elan Group;

(vi)

entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction or arrangement (including without limitation any contract, transaction or arrangement with a member of the Biogen Group) otherwise than in the ordinary and usual course of business;

	(vii)	waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Elan Group taken as a whole;

(viii)

been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased to carry on all or a substantial part of any business;

(ix)

taken or proposed any steps, any corporate action or had any legal proceedings instituted or threatened against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues, or any analogous proceedings in any jurisdiction;

(x)

proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider Elan Group;

(xi)	made any alteration to its memorandum or articles of association or other incorporation documents;

(xii)

made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification therefore or accrual or entitlement to such benefits or pensions are calculated or determined, or made or agreed or consented to any change to the trustees involving the appointment of a trust corporation; or

(xiii)

entered into any agreement, contract, scheme, arrangement or commitment or passed any resolution or made any offer with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events set out in this condition;

No adverse change, litigation, regulatory enquiry or similar

(t)	since 12 February 2013:

(i)

there not having arisen any adverse change or deterioration, or circumstances which could result, in the business, assets, financial or trading position or profits of Elan or any member of the Elan Group;

(ii)

there not having arisen any adverse change or deterioration in the business, assets, financial or trading position or profits of Biogen or any member of the Biogen Group which in any case results or could result in the financial, trading position or projects of the Elan Group being adversely affected;

	(iii)	there not having occurred any event, change, fact, condition, circumstance or occurrence that has had or would reasonably be expected to have a material adverse effect on the Tysabri Royalty;

(iv)

no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Elan Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Elan Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Elan Group;

	(v)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit or authorisation held by any member of the Wider Elan Group which is necessary for the proper carrying on of its business; and

(vi)	no contingent or other liability existing or having arisen or being apparent to Royalty Pharma which would reasonably be expected to affect adversely any member of the Elan Group;

No discovery of certain matters regarding information, liabilities and environmental matters

(u)

Royalty Pharma not having discovered that any financial, business or other publicly disclosed information concerning the Elan Group, the Tysabri Transaction or the Tysabri Royalty is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

(v)	Royalty Pharma not having discovered that any member of the Elan Group is subject to any liability, contingent or otherwise, which is not disclosed in the Elan Annual Report and Accounts; and

(w)	save as publicly announced by Elan, since 12 February 2013, Royalty Pharma not having discovered:

(i)

in relation to any release, storage, carriage, leak, emission, discharge or disposal of any waste or hazardous substance or any other substance reasonably likely to impact the environment or any other fact or circumstance which has caused or would reasonably be expected to impair the environment or harm human health, that any past or present member of the Elan Group or, in connection with Tysabri any member of the Biogen Group, has acted in violation of any laws, statutes, regulation, notices or other legal or regulatory requirements of any Third Party;

(ii)

that there is, or would reasonably be expected to be, any liability, whether actual or contingent, or requirement to make good, remediate, repair, reinstate or clean up any property or asset now or previously owned, occupied or made use of by any past or present member of the Elan Group (or on its behalf) or any other property or asset under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority (whether by formal notice or order or not) or Third Party or otherwise; and

(iii)

that circumstances exist (whether as a result of the making of the Offer or otherwise) which would reasonably be expected to result in any actual or contingent liability (as a result of an environmental audit or otherwise) to any member of the Elan Group under any applicable legislation referred to in sub-paragraph t(i) and t(ii) and (n)(ii) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out.

For the purposes of the conditions set out above in this Appendix I:

“Biogen” means Biogen Idec Inc.;

“Biogen Group” means Biogen and its subsidiaries and subsidiary undertakings and Biogen International, and “member of the Biogen Group” means any one of them;

“Biogen International” means Biogen Idec International Holdings Ltd, an affiliate of Biogen;

“Competition Act” means the Competition Act 2002 of Ireland, as amended by the Competition (Amendment) Act 2006 of Ireland and the Competition (Amendment) Act 2012 of Ireland;

“Competition Authority” means the Irish Competition Authority as referred to in section 29 of the Competition Act;

“Elan Group” means Elan and its subsidiaries and subsidiary undertakings, and “member of the Elan Group” means any one of them;

“Initial Closing Date” means 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the date fixed by Royalty Pharma as the first closing date of the Offer, unless and until Royalty Pharma in its discretion shall have extended the initial Offer period, in which case the term “Initial Closing Date” shall mean the latest time and date at which the initial Offer period, as so extended by Royalty Pharma, will expire or, if earlier, the date on which the Offer becomes or is declared unconditional in all respects;

“initial Offer period” means the period from the date of the Offer Document to and including the Initial Closing Date;

“parent undertaking”, “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland;

“subsidiary” and “holding company” have the meaning given by Section 155 of the Companies Act 1963 of Ireland; and

“Wider Elan Group” means Elan, any member of the Elan Group and associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Elan Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest and any member of the Biogen Group.

Additional terms defined in Appendix III shall have the same meaning where used in this Appendix I.

The Offer will lapse unless all of the conditions set out above in this Appendix I have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Royalty Pharma to be or to remain satisfied by 1:00pm (Irish time) / 8:00am (New York City time) on the Initial Closing Date (or such later time(s) and/or date(s) as Royalty Pharma may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules, determine).

Unless Royalty Pharma otherwise determines, condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived. Royalty Pharma reserves the right to waive in whole or in part all or any of conditions (b) to (w) (excluding conditions (l) to (n) to the extent applicable to the Offer or its implementation). Royalty Pharma shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest time and date for the fulfilment of all conditions referred to in the previous paragraph, notwithstanding that any other condition of the Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfilment.

To the extent that the Offer or its implementation would give rise to a concentration with a Community dimension within the scope of the Regulation or would otherwise give rise to a concentration that is subject to the Regulation, the Offer shall lapse if the European Commission notifies Royalty Pharma of its decision to initiate proceedings in respect of that concentration under Article 6(1)(c) of the Regulation or to refer that concentration to a competent authority of an EEA member state under Article 9(1) of the Regulation before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

In the event that the Offer lapses in any circumstances, the Offer will cease to be capable of further acceptance and Royalty Pharma and accepting Elan Stockholders will thereupon cease to be bound by prior acceptances.

If Royalty Pharma is required to make an offer for Elan Shares under the provisions of Rule 9 of the Irish Takeover Rules, Royalty Pharma may make such alterations to any of the above conditions as are necessary to comply with the provisions of that rule.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of the Elan Shares (including Elan Shares represented by Elan ADSs) by way of a scheme of arrangement under Section 201 of the Companies Act 1963, as amended. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Offer. In particular, the condition at (a) will not apply and the scheme of arrangement will become effective and binding on the following:

(i)

approval at a court meeting or any separate class meeting, if applicable, which may be required by the court, (or any adjournment thereof) by a majority in number of the holders of Elan Shares present and voting, either in person or by proxy, representing 75% or more in value of the Elan Shares held by such holders;

(ii)

the resolutions required to approve and implement the scheme of arrangement and any related reduction of capital and amendments to Elan’s memorandum and articles of association, to be set out in a notice of extraordinary general meeting of the holders of the Elan Shares, being passed by the requisite majority at such extraordinary general meeting;

(iii)

the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the court (in both cases with or without modifications, on terms reasonably acceptable to Royalty Pharma); and

(iv)

office copies of the orders of the court sanctioning the scheme of arrangement and confirming the reduction of capital involved therein and the minute required by Section 75 of the Companies Act 1963 of Ireland, as amended in respect of the reduction of capital being delivered for registration to the Registrar of Companies in Ireland and the orders and minute confirming the reduction of capital involved in the scheme of arrangement being registered by the Registrar of Companies in Ireland.

APPENDIX II

BASES OF CALCULATION AND SOURCES OF INFORMATION

In this announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

(i)

save where otherwise stated, financial and other information concerning Elan and Royalty Pharma, RP Management and Biogen has been extracted from published sources or from unaudited financial results for the year ended 31 December 2012 of entities of which RP Management acts as investment manager;

(ii)	Elan’s 20-F SEC filing on 12 February 2013 for the financial year ended 31 December 2012 and Exhibit 99.1 SEC filing on 11 March 2013;

(iii)

calculation of Broker Projected Earnings Per Share from third party reports – the median of revised earnings per share forecasts sourced from broker reports published following the announcement of the Tysabri Transaction on 6 February 2013 by Berenberg, Cowen, Credit Suisse, Davy Research, Deutsche Bank, Jefferies, Leerink Swann, Morgan Stanley, RBC and UBS;

(iv)

calculation of Broker Projected EBITDA from third party reports – the median of revised EBITDA forecasts sourced from broker reports published following the announcement of the Tysabri Transaction on 6 February 2013 by Berenberg, Credit Suisse, Davy Research, Deutsche Bank, Jefferies, Leerink Swann, Morgan Stanley and UBS;

(v)

documents setting out the terms of precedent share repurchase tender offers undertaken through Dutch auctions that have taken place since 1 April 2011 in the United States by Agrium Inc., Amgen Inc., AOL Inc., Bally Technologies Inc., FBL Financial Group Inc., GAMCO Investors Inc., Global Indemnity PLC, Hackett Group Inc., Jarden Corp., NeuStar Inc., Shaw Group Inc., SurModics Inc., WebMD Health Corp. and Weight Watchers International Inc.;

(vi)	share price and volume data sourced from FactSet;

(vii)	information on transactions in Elan Stock by Elan Stockholders based on Rule 8.3 disclosures and Thomson One shareholder register analysis;

(viii)	Prothena Corp Plc Form 3 announcement filed on 28 December 2012;

(ix)	Biogen’s presentation made to investors on 6 February 2013 following the announcement of the Tysabri Transaction;

(x)	Alkermes plc (ALKS) 13-D SEC filing on 6 February 2013;

(xi)	Biogen Idec 8-K (Asset Purchase Agreement) dated 12 February 2013;

(xii)	RP Management’s Rule 2.4 announcement of 6 March 2013;

(xiii)	Elan’s Rule 2.10 announcement dated 12 April 2013 listing relevant securities in issue; and

(xiv)	Elan’s press releases dated 6 February 2013, 4 March 2013 and 2 April 2013.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

“2019 Notes”	the 6.25% senior fixed rate notes due 2019 and issued by Elan;

“Acceptance Documents”	the Form of Acceptance, the Letter of Transmittal and any other acceptance documents relating to the Offer which will accompany the Offer Document;

“Biogen”	Biogen Idec Inc.;

“Biogen International”	Biogen Idec International Holding Ltd, an affiliate of Biogen;

“Biogen Group”	Biogen and its subsidiaries and subsidiary undertakings and Biogen International, and “member of the Biogen Group” means any one of them;

“Board of Elan” or “Elan Board”	the board of directors of Elan;

“BofA Merrill Lynch”	Merrill Lynch International, a subsidiary of Bank of America Corporation;

“Broker Projected Earnings Per Share”

the median of earnings per share forecasts made by the brokers named in the Sources and Bases section that published revised earnings per share forecasts following the announcement of the Tysabri Transaction on 6 February 2013;

“Broker Projected EBITDA”

the median of EBITDA forecasts made by the brokers named in the Sources and Bases section that have published revised EBITDA forecasts following the announcement of the Tysabri Transaction on 6 February 2013;

“Business Day”	any day (other than Saturday or Sunday) on which lending banks in Ireland and New York are normally open for business;

“closing price”	the official closing price of a share or other security on a particular trading day;

“Cash Testing Date”	a date falling not more than 10 Business Days before the Relevant Date when the Elan Balance Sheet Confirmation Requirement is to be satisfied or met;

“Deductions”	set out in Appendix VII;

“Dutch Auction”

the tender offer to Elan Stockholders to purchase Elan Shares (including Elan Shares represented by Elan ADSs) announced by Elan on 11 March 2013 the terms of which are set out in the Dutch Auction Circular;

“Dutch Auction Circular”	the circular issued to Elan Stockholders in connection with the Dutch Auction on 11 March 2013;

“Dutch Auction Strike Price”	the price at which J&E Davy (trading as Davy) proposes to purchase Elan Shares (including Elan Shares represented by Elan ADSs) pursuant to the terms of the Dutch Auction Circular;

“EEA”	the European Economic Area, which was established on 1 January 1994 and comprises the member states of the European Union, plus Iceland, Liechtenstein and Norway;

“Elan” or “the Company”	Elan Corporation, plc;

“Elan ADSs”	American depository shares in respect of and each representing one Elan Share;

“Elan Annual Report and Accounts”	Elan’s annual report and accounts for the year ended 31 December 2012;

“Elan Balance Sheet Confirmation Requirement”	the requirement set out in section 5 of this announcement;

“Elan Cash Assets”	has the meaning set out in Appendix VII;

“Elan Debt”

comprises the redemption amount of any long-term financial indebtedness (including any make whole premium), and any current financial indebtedness including bank overdrafts or short term loan facilities in each case at the Cash Testing Date and in each case prepared and presented in accordance with the accounting policies outlined in the Elan 2012 Annual Report;

“Elan Fully Diluted Stock Number”	the fully diluted number of shares in the capital of Elan, calculated in the manner set out in Appendix V;

“Elan Group”	Elan and its subsidiaries and subsidiary undertakings and “member of the Elan Group” means any one of them;

“Elan Net Cash”

Elan Cash Assets less Elan Debt. For the purposes of all calculations involved in the calculation of Elan Net Cash, all amounts in currencies other than dollars shall be converted into dollars at the exchange rate on the Cash Testing Date at London Market closing FX Rates as published by the Financial Times of London;

“Elan Net Cash Per Share Adjustment”	shall have the meaning given in section 6 of this announcement;

“Elan Net Cash Threshold”	an amount of US$3,100 million less the total consideration including announced fees utilised by Elan in acquiring Elan Stock pursuant to the Dutch Auction;

“Elan Optionholders”	the holders of options to subscribe for Elan Shares or otherwise acquire Elan Shares re-issued from treasury under the Employee Share Plans;

“Elan Shares”	the ordinary shares of €0.05 each (nominal value) in the capital of Elan;

“Elan Stock”	Elan Shares and/or Elan ADSs;

“Elan Stock Price”	the trading price, from time to time, of an Elan ADS on NYSE;

“Elan Stockholders”	the holders of Elan Shares and the holders of Elan ADSs;

“Employee Share Plans”

(i) Elan Corporation, plc 1996 Long Term Incentive Plan;

(ii) Elan Corporation, plc 1996 Consultant Option Plan;

(iii) Elan Corporation, plc 1999 Stock Option Plan;

(iv) Elan Corporation, plc 2006 Long Term Incentive Plan;

(v) Elan Corporation, plc 2012 Long Term Incentive Plan; and

(vi) Elan Corporation, plc Employee Equity Purchase Plan;

“Encumbrance”

any adverse claim or right or third party right or other right or interest, equity, option or right to acquire or right to restrict, any mortgage, charge, assignment, pledge, lien or security interest or repurchase agreement or similar arrangement;

“Form of Acceptance”	the form of acceptance and/or other acceptance documents relating to the Offer which will accompany the Offer Document, for use by holders of Elan Shares;

“Irish Takeover Panel”	the Irish Takeover Panel established under the Irish Takeover Panel Act;

“Irish Takeover Panel Act”	the Irish Takeover Panel Act 1997 of Ireland;

“Irish Takeover Regulations”	the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006 of Ireland;

“Irish Takeover Rules”	the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended);

“J.P. Morgan”	J.P. Morgan Securities LLC (in its capacity as financial advisor), together with its affiliate J.P. Morgan Cazenove;

“J.P. Morgan Cazenove”	J.P. Morgan Limited;

“J.P. Morgan Securities”	J.P. Morgan Securities LLC (in its capacity as arranger)

“Letter of Transmittal”	the letter of transmittal relating to the Offer which will accompany the Offer Document, for use by holders of Elan ADSs;

“Net Cash Rights”	shall have the meaning given in section 6 of this announcement;

“New York Stock Exchange” or “NYSE”	the New York Stock Exchange;

“Offer”

the offer to be made by Royalty Pharma to acquire the entire issued and to be issued share capital of Elan (on the terms, and subject to the conditions, to be set out in the Offer Document and the Acceptance Documents) including where the context so requires, any subsequent revision, variation, extension or renewal of such offer;

“Offer Document”	the document to be sent to Elan Stockholders, and for information only to Elan Optionholders, containing the terms and conditions of the Offer;

“Offer Equity Value”	the fully diluted equity value of Elan implied by the Offer, dependent on the Offer Price and calculated by Royalty Pharma in accordance with Appendix IV;

“Offer Enterprise Value”	the enterprise value of Elan implied by the Offer, dependent on the Offer Price and calculated by Royalty Pharma in accordance with Appendix IV;

“Offer Period”

the period commencing on, and including, 25 February 2013 (the date of the Proposal Announcement) and ending on such date as the Irish Takeover Rules provide or the Irish Takeover Panel otherwise may decide;

“Offer Price”	has the meaning given to that term in the Summary section and section 2 of this announcement;

“Offer Price Adjustment Formula”	has the meaning given to that term in Appendix VIII;

“Permitted Amendments”	has the meaning given to that term in condition (h) set out in Appendix I;

“Private Balance Sheet Confirmation Letter”

a letter addressed to Royalty Pharma, issued (as that term will be explained in the Offer Document) by an officer of Elan, making the confirmations set out in section 5 of this announcement. A prescribed form of this letter shall be set out in the Offer Document;

“Proposal”	the indicative proposal made in the Proposal Announcement to acquire the entire issued and to be issued share capital of Elan at a price of US$11 for every Elan Share and Elan ADS;

“Proposal Announcement”	the announcement by RP Management on 25 February 2013 setting out the terms of the Proposal;

“Proposal Enterprise Value”	the enterprise value of Elan ascribed by the Proposal in RP Management’s Rule 2.4 announcement of 6 March 2013;

“Prothena”	Prothena Corporation plc;

“Public Balance Sheet Confirmation Announcement”	an announcement issued by Elan on a Regulatory Information Service, making the confirmations set out in section 5 of this announcement;

“Regulatory Approvals”

any approvals including pricing and re-imbursement approvals, licences, authorisations of or agreements with, any federal, state or local regulatory agency, department, bureau or other governmental entity necessary for the marketing and sale of Tysabri in any jurisdiction;

“Regulatory Information Service”	has the meaning set out in the Irish Takeover Rules;

“Relevant Date”	the date falling 46 calendar days after the posting of the Offer Document;

“Royalty Pharma”

Echo Pharma Acquisition Limited, a private limited company incorporated under the laws of Ireland with registration number 525315, having its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland;

“RPIFT”	RPI Finance Trust, a Delaware statutory trust;

“RP Management”

RP Management, LLC a Delaware corporation which acts as investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products and which issued the Proposal Announcement;

“SEC”	the US Securities and Exchange Commission;

“Tysabri Consideration”	the consideration of US$3.249 billion paid to the Elan Group at the closing of the Tysabri Transaction;

“Tysabri Royalty”	the royalty in respect of global sales of Tysabri payable to the Elan Group in accordance with the terms of the Tysabri Transaction Agreement;

“Tysabri Transaction”

the transaction between Elan and Biogen International in relation to the restructuring of Elan’s Tysabri collaboration with Biogen which was announced by Elan on 6 February 2013 and which closed on 2 April 2013;

“Tysabri Transaction Agreement”	the agreement in relation to the Tysabri Transaction;

“Unconditional Date”	the date on which the Offer becomes or is declared unconditional in all respects;

“Undisturbed Elan Stock Price”	the closing price of Elan ADSs on the New York Stock Exchange on 15 February 2013 (the last trading day prior to Royalty Pharma contacting Elan’s Chairman regarding the Proposal), being US$10.35;

“Undisturbed Elan Equity Value”	the fully diluted equity value of Elan implied by the Undisturbed Elan Stock Price, as calculated in RP Management’s Rule 2.4 Announcement of 6 March 2013;

“Undisturbed Elan Enterprise Value”	the enterprise value of Elan implied by the Undisturbed Elan Stock Price, as calculated in RP Management’s Rule 2.4 Announcement of 6 March 2013;

“United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”

the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to the jurisdiction of the United States of America;

“US Exchange Act”	the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“US$”, “dollars”, “US Dollars” or “$”	US dollars, the lawful currency of the United States.

All references to time in this document are to Irish time unless otherwise stated.

References to the Dutch Auction “having completed” in this announcement shall mean the settlement date on which cheques are despatched and CREST accounts are credited in respect of all amounts due to Elan Stockholders under the Dutch Auction.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

References to “subsidiary undertaking”, “associated undertaking” or “undertaking” have the meanings given to those terms in the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland.

References to “subsidiary” or “holding company” have the meanings given to those terms by Section 155 of the Companies Act 1963 of Ireland.

References to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

APPENDIX IV

Offer Enterprise Value

Calculation of Offer enterprise value at various Dutch Auction Strike Prices
	Undisturbed Elan Stock Price[15]	Offer Enterprise Value

Dutch Auction Strike Price	$10.35	$11.25	$11.50	$11.75	$12.00	$12.25	$12.50	$12.75	$13.00

# Elan Stock repurchased[16] (million)		88.9	87.0	85.1	83.3	81.6	80.0	78.4	76.9

Offer Price		$11.25	$11.50	$12.00	$12.00	$11.00	$11.00	$11.00	$11.00

# Elan diluted Stock post-Dutch Auction (million)		517.1	519.2	521.3	523.0	524.2	525.8	527.4	528.9

Equity value (US$ million)	6,227	5,817	5,970	6,255	6,277	5,766	5,784	5,801	5,818

Net cash (US$ million)	3,061	(1,889)	(1,889)	(1,889)	(1,889)	(1,889)	(1,889)	(1,889)	(1,889)

Enterprise value (US$ million)	3,165	3,929	4,082	4,367	4,388	3,878	3,896	3,913	3,930

% Premium to Undisturbed Elan Enterprise Value		24.1%	29.0%	38.0%	38.6%	22.5%	23.1%	23.6%	24.1%

Elan net cash position (US$ million unless stated)	Net cash
Cash and cash equivalents[17]	(2,101.2)
Current restricted cash[18]	(2.6)
Value of Prothena Stake[19]	(25.0)
Janssen AI funding commitment[20]	123.1
Restructuring accruals	27.6
Accrued transaction costs	12.5
Cambridge Collaboration Termination[21]	8.0
Unfunded pension liability[22]	39.1
Estimated income tax payable on disposal of Tysabri[23]	30.0
Net cash pro forma for Tysabri Transaction	(1,888.5)

[15]	Undisturbed Elan Equity Value and Undisturbed Elan Enterprise Value as set out in Appendix VI of Royalty Pharma’s Rule 2.4 announcement of 6 March 2013 (referred to there as Current Enterprise Value).
[16]	Assuming that Dutch Auction is subscribed in full.
[17]	Pro Forma cash and cash equivalents as at 31 December 2012, extracted from Elan’s Exhibit 99.1 SEC filing on 11 March 2013.
[18]	Extracted from Elan’s Exhibit 99.1 SEC filing on 11 March 2013.
[19]

Calculated as the closing share price of Prothena’s ordinary shares of US$7.86 on the NASDAQ Stock Market on 12 April 2013 multiplied by 3,182,253 ordinary shares owned by Elan as disclosed in Elan’s Form 3 SEC filing on 20 December 2012.

[20]	Remaining funding commitment to Janssen AI as at February 2013 plus the amount provided in January 2013 (per Elan’s 20-F SEC filing on 12 February 2013).
[21]	Extracted from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended 31 December 2012.
[22]	Extracted from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended 31 December 2012.
[23]	Extracted from Elan’s Exhibit 99.1 SEC filing on 11 March 2013.

APPENDIX V

Calculation of the Fully Diluted Elan Stock Number

The Fully Diluted Elan Stock Number shall be calculated as follows:

•	598.8 million shares, being the total voting rights of Elan outstanding as at 12 April 2013[24];

•

plus the dilutive impact of outstanding options and restricted stock units, calculated using the treasury share method and based on the numbers set out below and disclosed in Elan’s 20-F for the 2012 financial year; and

•	less the number of Elan Stock repurchased by Elan pursuant to the Dutch Auction.

The table below sets out the options and restricted stock units considered for the calculation of the dilutive impact at a given Elan Stock price. For the purposes of the application of the treasury method, the weighted average exercise prices (“WAEP”s) set out below are used.

Options and restricted stock units considered for calculation of dilutive impact[25]
Number outstanding (million)
Options issued on 7 February 2013 (WAEP: US$9.84)	1.1
Options at US$2.70-US$10.00 (WAEP: US$6.89)	8.7
Options at US$10.01-US$24.98 (WAEP: US$13.98)	9.2
Options at US$24.99-US$34.68 (WAEP: US$25.72)	0.3
Restricted stock units (no exercise price)	3.7
Total	23.0

[24]	Sourced from Elan’s Total Voting Rights announcement filed on 12 April 2013.
[25]	Includes options and restricted stock units issued on 7 February 2013 and adjusted for RSUs vested and options exercised by Elan Directors and the Elan Secretary as disclosed in the 2012 Annual Report

APPENDIX VI

Consideration payable to accepting Elan Stockholders in various scenarios

In this Appendix, we illustrate the consideration that will be paid to Elan Stockholders accepting the Offer in several possible scenarios, assuming the completion of the Offer. In each example, it is assumed that Elan spends US$1,000 million on the repurchase of Elan Stock pursuant to the Dutch Auction and spends US$5 million on transaction fees related to the Dutch Auction.

Example 1) The Dutch Auction Strike Price is US$11.75 or US$12.00 and the Elan Balance Sheet Confirmation Requirement is met

In this instance, the Offer Price will be US$12.00 per Elan Share (including each Elan Share represented by an Elan ADS) and shall be satisfied fully in cash.

Example 2) The Dutch Auction Strike Price is US$12.00 and the Elan Balance Sheet Confirmation Requirement is not met

As the Elan Balance Sheet Confirmation Requirement is not met, Elan Stockholders receive in consideration for each Elan Share (including each Elan Share represented by an Elan ADS):

•	US$11.00 in cash; and

•	a Net Cash Right with a maximum value of US$1.00 and a minimum value of zero.

The Dutch Auction shall have resulted in Elan repurchasing 83.3 million shares (US$1,000 million divided by the US$12.00 Strike Price). The Fully Diluted Elan Stock Number, calculated in the manner set out in Appendix V, shall therefore be 523.0 million.

In this example, the Elan Net Cash Threshold shall be an amount of US$2,095 million (US$3,100 million less the US$1,005 million expenditure utilised by Elan in acquiring Elan Stock pursuant to the Dutch Auction).

If Elan Net Cash is calculated as US$2,100 million following the completion of the Offer (which is greater than the Elan Net Cash Threshold), then the Elan Net Cash Per Share Adjustment shall be zero (by definition).

The Net Cash Right entitlement shall therefore be US$1.00 (being the maximum value of the Net Cash Right as set out above) in cash.

Example 3) The Dutch Auction Strike Price is between US$12.25 and US$13.00 and the Elan Balance Sheet Confirmation Requirement is met

In this instance, the Offer Price will be US$11.00 per Elan Share (including each Elan Share represented by an Elan ADS) and shall be satisfied fully in cash.

Example 4) The Dutch Auction Strike Price is US$13.00 and the Elan Balance Sheet Confirmation Requirement is not met

As the Elan Balance Sheet Confirmation Requirement is not met, Elan Stockholders receive in consideration for each Elan Share (including each Elan Share represented by an Elan ADS):

•	US$10.00 in cash; and

•	a Net Cash Right with a maximum value of US$1.00 and a minimum value of zero.

The Dutch Auction shall have resulted in Elan repurchasing 76.9 million shares (US$1,000 million divided by the US$13.00 Strike Price). The Fully Diluted Elan Stock Number, calculated in the manner set out in Appendix V, shall therefore be 528.9 million.

In this example, the Elan Net Cash Threshold shall be an amount of US$2,095 million (US$3,100 million less the US$1,005 million expenditure utilised by Elan in acquiring Elan Stock pursuant to the Dutch Auction).

If Elan Net Cash is calculated as US$2,050 million following the completion of the Offer (which is less than the Elan Net Cash Threshold), then the Elan Net Cash Per Share Adjustment shall be US$0.09 (the difference between the Elan Net Cash Threshold and Elan Net Cash, with this amount then divided by the Fully Diluted Elan Stock Number).

The Net Cash Right entitlement shall therefore be US$0.91 (being the maximum value of the Net Cash Right as set out above) in cash.

Example 5) The Dutch Auction Strike Price is US$11.25 and the Elan Balance Sheet Confirmation Requirement is met

In this instance, the Offer Price will be US$11.25 per Elan Share (including each Elan Share represented by an Elan ADS) and shall be satisfied fully in cash.

Example 6) The Dutch Auction Strike Price is US$11.25 and the Elan Balance Sheet Confirmation Requirement is not met

As the Elan Balance Sheet Confirmation Requirement is not met, Elan Stockholders receive in consideration for each Elan Share (including each Elan Share represented by an Elan ADS):

•	US$10.25 in cash; and

•	a Net Cash Right with a maximum value of US$1.00 and a minimum value of zero.

The Dutch Auction shall have resulted in Elan repurchasing 88.9 million shares (US$1,000 million divided by the US$11.25 Strike Price). The Fully Diluted Elan Stock Number, calculated in the manner set out in Appendix V, shall therefore be 517.1 million.

In this example, the Elan Net Cash Threshold shall be an amount of US$2,095 million (US$3,100 million less the US$1,005 million expenditure utilised by Elan in acquiring Elan Stock pursuant to the Dutch Auction).

If Elan Net Cash is calculated as US$1,300 million following the completion of the Offer (which is less than the Elan Net Cash Threshold), then the Elan Net Cash Per Share Adjustment shall be US$1.00 (as the difference between the Elan Net Cash Threshold and Elan Net Cash, divided by the Fully Diluted Elan Stock Number, is US$1.54, which exceeds US$1.00).

The Net Cash Right entitlement shall therefore be zero.

APPENDIX VII

Definition of Deductions and Elan Cash Assets

Deductions

Deductions shall be calculated as the sum of:

•

the amount of any unpaid liabilities at the Cash Testing Date associated with the Prothena transaction, comprising the “Restructuring Accrual”, accrued Prothena transaction costs and Cambridge Collaboration termination accrual, each as laid out in note 26 to the Elan 2012 Annual Report;

•	the estimated maximum amount of costs payable by the Elan Group which are associated with the Offer, calculated on the presumption that the Offer is successful;

•

the aggregate maximum consideration (actual or contingent and whether in cash or otherwise) in excess of US$10,000,000 which is payable to a person not a member of the Elan Group any time after the Cash Testing Date in respect of (i) any acquisitions, mergers, demergers, amalgamations, consolidations or disposals of any shares (except insofar as such shares are shares or investments in mutual or money market funds as outlined in the definition of Elan Cash Assets), operations, business, assets, undertakings, body corporates and (ii) any joint ventures, in-licences, collaborations or partnerships ((i) and (ii) together “M&A Transactions”) where the relevant contracts, undertakings, agreements or other binding commitments in respect of such M&A Transactions were executed, announced or entered into in the period from 1 January 2013 to the Cash Testing Date;

•

the aggregate of all capital expenditure in excess of US$10,000,000 incurred by the Elan Group, or to which the Elan Group becomes bound, in the period 1 January 2013 to the Cash Testing Date, but which is payable after the Cash Testing Date. For these purposes “capital expenditure” shall be items qualifying or which would on payment qualify for inclusion as property, plant or equipment under the accounting policies adopted by the Company in preparation of the most recent Form 20-F issued by the Company;

•

the aggregate maximum of all rental and other lease payments (including for those purposes, any increases in payment obligations in excess of existing contractual obligations) payable after the Cash Testing Date in excess of US$10,000,000 and to which a member of the Elan Group becomes bound by agreements, commitments, undertakings or contracts executed during the period 1 January 2013 to the Cash Testing Date; and

•

the aggregate maximum of all payments (including for those purposes, any increases in payment obligations in excess of existing contractual obligations) payable after the Cash Testing Date which together are in excess of US$20,000,000 under, or in respect of, all clinical research agreements, contracts, undertakings and commitments executed, announced or entered into in the period 1 January 2013 to the Cash Testing Date.

For the purposes of determining the Deductions all contingencies, milestones, performance criteria and conditions in any of the above mentioned contracts, undertakings, commitments or agreements shall be deemed to have occurred or been satisfied so that the Deduction shall include the maximum consideration, capital expenditure or other payments to which the Elan Group may become subject. Payment obligations are to be calculated over the maximum life of the relevant contract, agreement or commitment without any deduction or discount provided that any payments required to be made after a period of 10 years from the Cash Testing Date shall be ignored and shall not form part of the Deduction. Subject to the foregoing, any unquantifiable or unascertainable payment obligation shall be not be included as a Deduction.

All amounts shall be stated net of recoverable value added tax or equivalent tax in any jurisdiction.

Elan Cash Assets

Elan Cash Assets shall be calculated as the sum of the following items less the Deductions:

•

cash and cash equivalents (excluding the amount of restricted cash and cash equivalents) as prepared and presented in accordance with the accounting policies outlined in the Elan Annual Report and Accounts;

•	insofar as they are not otherwise encompassed in the definition of Elan Cash Assets, all of the following assets of Elan at the Cash Testing Date:

○

(1) the fair value of direct obligations of the United States of America or any member of the European Union or any agency thereof or obligations guaranteed by the United States of America or any member of the European Union or any agency thereof, in each case with maturities not exceeding two years;

○

(2) the fair value of commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an affiliate of the borrower) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of [P-1] (or higher) according to Moody’s, or [A-1] (or higher) according to S&P (or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the US Securities Act));

○

(3) the fair value of securities with maturities of two years or less from the date of acquisition issued or fully guaranteed by any State, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or A by Moody’s (or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the US Securities Act));

○

(4) the fair value of shares of mutual funds whose investment guidelines restrict 95% of such funds’ investments to those satisfying the provisions of clauses (1) through (3) above; and (5) the redemption value of investments in money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940 of the United States of America, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least US$5,000 million; and

○

provided that the amounts set forth in sub-clauses (1) through (4) above shall take into account the monetary effect of any restrictions or penalties or any non-recoverable withholding taxes associated with the sale (including restrictions on when such sales are made) of such assets.

APPENDIX VIII

The Offer Price Adjustment Formula

The Offer Price shall be adjusted as set out in this appendix in the event that either (i) the number of Elan Shares to be acquired under the Dutch Auction is increased to in excess of 88,888,888 and/or (ii) the top end of the Price Range (as defined in the Dutch Auction Circular) is increased.

In these instances, the Offer Price shall be the Offer Equity Value divided by Fully Diluted Elan Stock Number.

The Offer Equity Value shall be:

•	US$6,664 million (which is the fully diluted equity value of Elan based on an Elan Stock Price of US$11.00), less

•	the amount spent by Elan pursuant to the Dutch Auction (including all expenses).

The Fully Diluted Elan Stock Number shall be:

•	610 million, less

•	the number of Elan Stock repurchased pursuant to the Dutch Auction.

The Offer Price shall continue to be paid in cash, unless Elan fails to satisfy the Elan Balance Sheet Confirmation Requirement, in which case the initial cash component will be US$1.00 less and one Net Cash Right worth up to US$1.00 will be issued for each Elan Share (including each Elan Share represented by an Elan ADS).

It is a condition of the Offer that the aggregate maximum amount to be paid by, or on behalf of, the Elan Group in connection with the Dutch Auction (including expenses) does not exceed US$3,000,000,000 (three billion dollars).